DUNDEE BANCORP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DUNDEE BANCORP INC. (the "Company" or "Dundee Bancorp") is primarily a holding company dedicated to wealth management, real estate and resources, through a variety of activities and investments. Certain of these activities are carried out directly through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio holdings. In each case, these holdings include both publicly traded and private companies, and depending on the percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate in three different industry sectors and because our holdings differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results. It is important to mention that we do not view our Company as an investment fund, nor do we concern ourselves about the daily trading prices of our holdings in the marketplace. For the most part, we have founded and built the companies that we own and we usually take an active role in their development. As such, during any period, the market value of our holdings may change and the amounts that we record as investment gains and losses may fluctuate significantly.

This interim Management’s Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of October 31, 2004. The interim Management’s Discussion and Analysis provides an update on matters discussed in, and should be read in conjunction with, the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2003, found on pages 24 through 53 of the Company’s 2003 Annual Report.

Performance Measures and Basis of Presentation

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. We believe that important measures of our operating performance include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies. Throughout this discussion, there will be references to the following performance measures which management believes are relevant to assess the economics of our business:

  "AUA" or "Assets under Administration" represent the market value of client assets administered in respect of which Dundee Wealth Management Inc. ("Dundee Wealth") earns commissions, trailer fees and administrative and other similar fees. AUA are not reflected on the Company’s balance sheet. To the extent that AUA are managed by Dundee Wealth, such assets may also be included in our AUM.
  "AUM" or "Assets under Management" represent the market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns investment management fees. AUM are not reflected on the Company’s balance sheet.
  "Operating Earnings before Interest, Taxes and Other Non Cash Items" or "Operating EBITDA" and "Operating Earnings" are set out in the consolidated statements of operations of the Company. While these measures are non GAAP, the Company uses them as supplementary measures to net earnings of the Company.

DUNDEE BANCORP INC.

Accounting Policies and Estimates

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain. Changes in estimates may have a material impact on our financial results and financial condition. Our significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2003 ("2003 Audited Financial Statements"). A detailed description of the judgements and estimates involved in the application of these accounting policies is provided on pages 26 through 28 of our 2003 Annual Report.

Changes in Accounting Policies Adopted in 2004

On January 1, 2004, we implemented several new accounting policies, some of which required restatement of prior period comparative information. Changes in significant accounting policies implemented during 2004 and their impact on the unaudited interim consolidated financial statements for the third quarter ("Third Quarter Financial Statements") are disclosed in note 1 to the Third Quarter Financial Statements.

Operating Segments

In our annual Management’s Discussion and Analysis, we discussed that our business changed as a result of significant transactions that took place in 2002 and 2003 in both our wealth management and real estate business units. As a result, in the fourth quarter of 2003, we re-evaluated the composition of our operating segments by combining our domestic and international wealth management operations, by including a newly created operating segment that will encompass our real estate operations, and by segregating our resource based investments from our other investment holdings. The comparative information presented as at and for the three and nine months ended September 30, 2003 has been reclassified to be consistent with the new segmented presentation. Our four operating segments are now as follows:

Wealth Management — The wealth management segment consists of the wealth management operations of Dundee Wealth and its operating subsidiaries, as well as the wealth management activities conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

Real Estate — The real estate segment consists of the land and housing operations of our 86% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"), as well as our 32% interest in Dundee Real Estate Investment Trust ("Dundee REIT").

Resources — The resources segment consists of our holdings in a variety of resource entities, including our 51% owned subsidiary, Eurogas Corporation ("Eurogas"), and our interests in Dundee Precious Metals Inc. ("Dundee Precious"), Breakwater Resources Ltd. ("Breakwater") and Great Plains Exploration Inc. ("Great Plains").

Other Investments and Corporate Costs — Our other investments and corporate costs segment includes our remaining corporate investments that may either be accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

Information on the operating results of our significant investee companies, as reported by those entities, can be found at www.sedar.com or at the following websites; www.dundeewealth.com, www.dundeereit.com, www.breakwater.ca, www.dundeeprecious.com, www.eurogascorp.com and www.greatplainsexp.com.

DUNDEE BANCORP INC.

Segmented Earnings for the nine months ended September 30, 2004 and 2003

(in thousands of dollars)						2004
For the nine months ended September 30, 2004	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$169,985	$-	$-	$-	$-	$169,985
Redemption fees	7,797	-	-	-	-	7,797
Financial services	249,715	-	-	2,276	(2,261)	249,730
Real estate revenue	-	137,173	-	-	-	137,173
Oil and gas sales, net of royalties	-	-	4,296	-	-	4,296
Investment income	28,247	-	25,480	10,826	(813)	63,740
	455,744	137,173	29,776	13,102	(3,074)	632,721
EXPENSES
Selling, general and administrative	149,442	5,048	881	13,229	(2,261)	166,339
Variable compensation	174,826	-	-	-	-	174,826
Trailer fees	30,997	-	-	-	-	30,997
Operating costs, real estate	-	101,912	-	-	-	101,912
Operating costs, oil and gas properties	-	-	1,194	-	-	1,194
	355,265	106,960	2,075	13,229	(2,261)	475,268
OPERATING EBITDA	100,479	30,213	27,701	(127)	(813)	157,453
Amortization of deferred sales commissions	26,384	-	-	-	-	26,384
Depreciation, depletion and amortization	7,389	330	1,062	760	-	9,541
Interest expense	1,532	1,090	19	8,710	(813)	10,538
OPERATING EARNINGS (LOSS)	65,174	28,793	26,620	(9,597)	-	110,990
Equity earnings	-	8,037	3,758	573	-	12,368
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(17,635)	(1,585)	(319)	-	-	(19,539)
	$47,539	$35,245	$30,059	$(12,363)	$-	100,480
Dilution loss						(1,738)
Income taxes						(43,281)
NET EARNINGS FOR THE PERIOD						$55,461

(in thousands of dollars)						2003
For the nine months ended September 30, 2003	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$121,662	$-	$-	$-	$-	$121,662
Redemption fees	8,038	-	-	-	-	8,038
Financial services	103,721	-	-	2,517	(2,512)	103,726
Real estate revenue	-	29,916	-	-	-	29,916
Oil and gas sales, net of royalties	-	-	9,203	-	-	9,203
Investment income (loss)	(430)	425	30,634	2,209	(886)	31,952
	232,991	30,341	39,837	4,726	(3,398)	304,497
EXPENSES
Selling, general and administrative	95,428	504	1,318	6,572	(2,512)	101,310
Variable compensation	58,303	-	-	-	-	58,303
Trailer fees	23,580	-	-	-	-	23,580
Operating costs, real estate	-	28,639	-	-	-	28,639
Operating costs, oil and gas properties	-	-	4,016	-	-	4,016
	177,311	29,143	5,334	6,572	(2,512)	215,848
OPERATING EBITDA	55,680	1,198	34,503	(1,846)	(886)	88,649
Amortization of deferred sales commissions	31,685	-	-	-	-	31,685
Depreciation, depletion and amortization	3,924	632	1,301	816	-	6,673
Interest expense	2,917	-	30	9,417	(886)	11,478
OPERATING EARNINGS (LOSS)	17,154	566	33,172	(12,079)	-	38,813
Equity earnings (loss)	-	8,965	(136)	305	-	9,134
Non controlling interest	(3,205)	-	(298)	-	-	(3,503)
	$13,949	$9,531	$32,738	$(11,774)	$-	44,444
Dilution loss						(1,312)
Income taxes						(2,267)
NET EARNINGS FOR THE PERIOD						$40,865

DUNDEE BANCORP INC.

Segmented Earnings for the three months ended September 30, 2004 and 2003

(in thousands of dollars)						2004
For the three months ended September 30, 2004	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$54,794	$-	$-	$-	$-	$54,794
Redemption fees	2,360	-	-	-	-	2,360
Financial services	74,120	-	-	718	(703)	74,135
Real estate revenue	-	82,744	-	-	-	82,744
Oil and gas sales, net of royalties	-	-	225	-	-	225
Investment income (loss)	(35)	-	7,311	823	(11)	8,088
	131,239	82,744	7,536	1,541	(714)	222,346
EXPENSES
Selling, general and administrative	48,834	1,875	92	2,314	(703)	52,412
Variable compensation	52,979	-	-	-	-	52,979
Trailer fees	10,497	-	-	-	-	10,497
Operating costs, real estate	-	64,350	-	-	-	64,350
Operating costs, oil and gas properties	-	-	59	-	-	59
	112,310	66,225	151	2,314	(703)	180,297
OPERATING EBITDA	18,929	16,519	7,385	(773)	(11)	42,049
Amortization of deferred sales commissions	8,805	-	-	-	-	8,805
Depreciation, depletion and amortization	2,922	271	65	278	-	3,536
Interest expense	358	53	9	2,983	(11)	3,392
OPERATING EARNINGS (LOSS)	6,844	16,195	7,311	(4,034)	-	26,316
Equity earnings (loss)	-	3,064	(1,365)	208	-	1,907
Investment provision	-	-	-	-	-	-
Non controlling interest	(1,024)	(1,585)	160	-	-	(2,449)
	$5,820	$17,674	$6,106	$(3,826)	$-	25,774
Dilution gain						78
Income taxes						(11,476)
NET EARNINGS FOR THE PERIOD						$14,376

(in thousands of dollars)						2003
For the three months ended September 30, 2003	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$42,535	$-	$-	$-	$-	$42,535
Redemption fees	2,391	-	-	-	-	2,391
Financial services	38,212	-	-	830	(825)	38,217
Real estate revenue	-	29,916	-	-	-	29,916
Oil and gas sales, net of royalties	-	-	2,047	-	-	2,047
Investment income	202	425	4,681	3,594	(287)	8,615
	83,340	30,341	6,728	4,424	(1,112)	123,721
EXPENSES
Selling, general and administrative	34,080	504	354	3,968	(825)	38,081
Variable compensation	21,519	-	-	-	-	21,519
Trailer fees	8,551	-	-	-	-	8,551
Operating costs, real estate	-	28,639	-	-	-	28,639
Operating costs, oil and gas properties	-	-	680	-	-	680
	64,150	29,143	1,034	3,968	(825)	97,470
OPERATING EBITDA	19,190	1,198	5,694	456	(287)	26,251
Amortization of deferred sales commissions	10,488	-	-	-	-	10,488
Depreciation, depletion and amortization	1,256	632	482	408	-	2,778
Interest expense	873	-	23	3,105	(287)	3,714
OPERATING EARNINGS (LOSS)	6,573	566	5,189	(3,057)	-	9,271
Equity earnings	-	2,647	(1,494)	58	-	1,211
Non controlling interest	(999)	-	(129)	-	-	(1,128)
	$5,574	$3,213	$3,566	$(2,999)	$-	9,354
Dilution gain						318
Income taxes						(5,165)
NET EARNINGS FOR THE PERIOD						$4,507

DUNDEE BANCORP INC.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2004 compared to the Nine Months Ended September 30, 2003

Highlights

Net earnings for the nine months ended September 30, 2004 were $55.5 million or $2.20 per share compared with $40.9 million or $1.62 per share in the same period of 2003. On a three month basis, net earnings were $14.4 million or $0.57 per share, compared with $4.5 million or $0.18 per share in the third quarter of 2003. Dundee Bancorp generated operating EBITDA of $157.5 million in the first nine months of 2004, an increase of 78% or $68.8 million from the $88.6 million earned in the same period of 2003.

Our wealth management operating results for the first three quarters of 2004 include the operating results of the company which was acquired on December 30, 2003 ("Cartier") and which Dundee Wealth is in the process of integrating. At acquisition, Dundee Wealth anticipated higher than normal operating costs over an estimated integration period of 18 to 24 months. Since acquisition, Dundee Wealth has merged similar regulated operating subsidiaries and has completed several back office systems conversions, with another to be completed by the end of this year. The former Cartier operations account for approximately $131 million in revenues, $103 million in variable compensation costs and $34 million in selling, general and administrative expenses on a year-to-date basis. In addition, we estimate that we incurred an additional $8 million in costs related to the integration process.

Our real estate division reported three and nine month operating earnings before taxes of $17.7 million and $35.2 million, respectively. During the third quarter of this year, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto, and reported an accounting profit of $9.7 million. In the three and nine month periods ended September 30, 2004, we earned $3.1 million and $8.0 million, respectively, in equity earnings and dilution gains from our interest in Dundee REIT.

Our investment income was $8.1 million in the three months ended September 30, 2004. This compares with $8.6 million earned in the same period of 2003. Our year-to-date investment income was $63.7 million and includes $26.8 million earned from Dundee Precious in the second quarter of this year. Investment income reflected in our resources segment is almost all related to the elimination of our ownership of the remaining shares of IAMGold Corporation which position was acquired when our affiliate, Repadre Capital Corporation was taken over by that company during 2003.

In accordance with accounting requirements, stock based compensation is now expensed based on a fair value calculation at the time of grant of an award and is then amortized over the vesting period. Dundee Wealth reported stock compensation of $5.9 million which includes the cost of one-time replacement options issued to former Cartier option holders soon after the closing of the acquisition of that company. In the first nine months of 2004, Dundee Bancorp paid cash of $4.9 million to purchase certain options for cancellation.

Wealth Management Segment

In the first nine months of 2004, the wealth management division earned operating EBITDA of $100.5 million and net earnings, before taxes and non controlling interest, of $65.2 million on revenues of $455.7 million. This compares with operating EBITDA of $55.7 million and net earnings, before taxes and non controlling interest, of $17.2 million on revenues of $233.0 million in the same period of 2003.

DUNDEE BANCORP INC.

On a quarterly basis, the wealth management division reported operating EBITDA of $18.9 million and earnings before taxes and non controlling interest of $6.8 million for the three months ended September 30, 2004, compared with operating EBITDA of $19.2 million and earnings before taxes and non controlling interest of $6.6 million in the same period of 2003.

Dundee Wealth

Net sales activity in Dundee Wealth continued on an upward trend throughout the third quarter, resulting in year-to-date net additions to AUM of $787 million. This growth in AUM, combined with market appreciation of $473 million, increased total AUM to $13.1 billion at the end of September 2004.

AUA were $26.0 billion at September 30, 2004 compared with $26.4 billion at December 31, 2003 and $9.0 billion on September 30, 2003.

(in millions of dollars)
	September 30,	September 30,
	2004	2003
Assets under management, January 1, investment management division	$11,534	$8,632
Net sales	787	272
Market appreciation	473	743
Termination of investment management contracts	(331)	-
Asssets under management, brokerage division	640	394
Assets under management, end of period	$13,103	$10,041

Assets under administration, end of period	25,990	9,024
Combined assets under management and administration, end of period	$39,093	$19,065

Management fee revenues in the first nine months of 2004, excluding performance fee revenues, were $162.4 million, an increase of $47.0 million or 41% over the $115.4 million earned in the same period of 2003. The increase results from higher levels of average AUM. Average AUM increased to $11.9 billion in the first nine months of 2004 compared with average AUM of $8.7 billion in the same period of 2003. Current year management fee revenues include $7.1 million generated by the investment management operations that were previously part of Cartier.

Financial service revenues grew to $249.4 million in the first nine months of 2004 compared with $103.3 million earned in the same period of 2003, including $134.2 million generated by newly acquired advisors. Principal trading and corporate finance revenues also contributed to the growth in financial service revenues, increasing to $35.0 million in the first nine months of 2004 from $27.0 million in the same period of 2003. During 2004, the brokerage segment of Dundee Wealth participated in 196 public and private investment banking and corporate financing transactions (2003 – 104 transactions), which collectively raised approximately $13.2 billion (2003 - $7.1 billion).

Total expenses in Dundee Wealth, before amortization and interest charges, were $351.8 million in the first nine months of 2004, up from $174.2 million in the same period of 2003. Variable compensation costs account for $116.5 million of this increase, or 66%, with selling, general and administrative costs accounting for 30% of the increase and trailer and distribution fee expense accounting for the remaining 4%.

Increases in variable compensation costs are consistent with the growth in financial service revenues. As previously discussed, selling, general and administrative costs include approximately $34 million on a year-to-date basis from the former Cartier business and an additional $8 million is directly associated with the integration of Cartier advisors. Integration costs are expected to remain high over the last quarter of 2004 and throughout 2005 as Dundee Wealth moves forward with its integration program.

The prepayment of the Dundee Precious contract recorded an additional $26.8 million of pre-tax earnings which has been included in our consolidated results as "investment income". In addition, as our interest in Dundee Wealth was diluted in

DUNDEE BANCORP INC.

December 2003 following Dundee Wealth’s equity financing and the Cartier business acquisition, non controlling interest in the earnings of the wealth management division increased to $17.6 million in the first three quarters of 2004 compared with $3.2 million in the same period of 2003.

The Dundee Bank

Operating revenues from our international wealth management subsidiaries were approximately $2.3 million in the first nine months of 2004 compared with revenues of $3.3 million in the same period of 2003 and were adversely affected by the US –Canadian dollar foreign exchange rate. The Dundee Bank closed the first nine months of 2004 with an operating loss of $1.3 million compared with an operating loss of $0.7 million in the same period of 2003.

Real Estate

In July 2004, we increased our ownership interest in Dundee Realty by 1.4% to 86.4% by acquiring shares from one of the management shareholders for cash of $1.5 million. As part of the same transaction, Dundee Realty cancelled options held by the former management shareholder to acquire up to 1% of Dundee Realty.

Our real estate division reported three and nine month operating earnings before taxes of $17.7 million and $35.2 million, respectively. During the third quarter of this year, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto, and reported an accounting profit of $9.7 million. In the three and nine month periods ended September 30, 2004, we earned $3.1 million and $8.0 million in equity earnings and dilution gains from our ownership in Dundee REIT.

Land and Housing Operations

Land and housing operations generated an operating margin of $18.4 million and $35.3 million during the three and nine months ended September 30, 2004, respectively. The nine month results include approximately $16.3 million of additional margin resulting from negative goodwill related to historic purchase price discrepancies. In the third quarter, Dundee Realty completed the registration of the first tower of the Pantages condominium project.

Our third quarter operating results include revenues of $48.3 million and operating margins of $9.7 million from this project. Following the registration and closings of the first tower, Dundee Realty repaid housing loans that were specifically related to the project. Real estate debt associated with housing advances was reduced from $39.3 million at the end of December 2003 to $16.7 million as at September 30, 2004. Dundee Realty continues to be active in the development of the second tower of this project, the Opus Tower, and expects occupancy to begin before the end of 2004, with registration initiated by the end of the first quarter of 2005.

We continue to see a strong demand for land which has resulted in higher revenues and margins in the third quarter of this year. In the third quarter of 2004, we sold an additional 215 lots in Saskatoon, Regina, Calgary and Edmonton. We continue to develop our existing land stocks into lots and, as at September 30, 2004, held an inventory of 432 lots in these four cities. We hold a significant land inventory position at September 30, 2004, and we continue to add to this inventory as appropriate opportunities arise. We believe that we are well positioned to meet this strong demand.

Other housing and condominium prospects in Saskatoon and Regina continue to improve. Construction continues in our luxury condominium project in downtown Calgary, where more than half the units have been pre-sold.

DUNDEE BANCORP INC.

(in thousands of dollars)
Components of Real Estate Operations*	Three months to September 2004			Nine months to September 2004
	Revenue	Operating Costs	Operating Margin	Revenue	Operating Costs	Operating Margin

Revenue properties	$772	$1,695	$(923)	$9,044	$7,306	$1,738
Land	23,606	14,046	9,560	50,134	29,321	20,813
Housing and condominiums	56,501	47,582	8,919	72,464	62,450	10,014
Management operations	1,533	1,027	506	4,237	2,835	1,402
Other	332	-	332	1,294	-	1,294
	$82,744	$64,350	$18,394	$137,173	$101,912	$35,261

Components of Real Estate Operations*				Three months to September 2003
				Revenue	Operating Costs	Operating Margin

Revenue properties				$1,252	$2,781	$(1,529)
Land				8,413	6,653	1,760
Housing and condominiums				20,095	18,922	1,173
Management operations and other				156	283	(127)
				$29,916	$28,639	$1,277

* Excludes general and administrative expenses, interest expense and depreciation and amortization

In Colorado, we have commenced construction on two projects; a 26 unit luxury condominium development and a 14 house community near the base of Keystone ski resort. Dundee Realty was able to successfully install snow making equipment in Arapahoe Basin, which permits the ski season to start earlier than in previous years, with this year’s ski season opening on October 22.

Subsequent to the quarter end, we acquired 50% of the assets comprising the Distillery Historic District in Downtown Toronto for approximately $18 million. The Distillery District is a historical site, built in 1832, and has recently been developed from a former distillery into a well known tourist area and cultural district, home to artist studios, performance theatres, arts organizations and galleries. The project consists of 400,000 square feet of existing historical properties and a further 1,000,000 of residential density. The project is currently about 70% leased.

Dundee REIT

In the first nine months of 2004, Dundee REIT reported revenues from rental properties of $137.4 million, a $32.4 million increase over the same period in 2003. As we discussed in the second quarter, this increase is mainly due to accretive acquisitions made in late 2003 and 2004, during which time Dundee REIT completed nearly $400 million of acquisitions and $70 million in dispositions. Our share of these earnings on a year-to-date basis amount to $8.0 million, including dilution gains.

During the second and third quarters of this year, Dundee REIT recorded net pre-tax losses of $16.3 million from the sale of properties in Mississauga and Montreal. These losses have been recorded by Dundee REIT as losses from discontinued operations and our share, aggregating $5.1 million, has been included in equity earnings. These losses have resulted in Dundee REIT reporting a small net income of $0.5 million in the first nine months of this year.

Since 2003, our interest in Dundee REIT has been diluted by equity issuances aggregating $155.6 million, net of issue costs and $71.9 million in convertible debentures. At the same time, our interest in Dundee REIT has increased as a result of electing to receive our monthly distributions in additional units. As at September 30, 2004, we held 7.7 million units of Dundee Properties Limited Partnership, each unit being convertible, at our option, into units of Dundee REIT on a one-for-one basis.

DUNDEE BANCORP INC.

Resources

As we reported in previous quarters, several of our equity accounted investments in the resources segment applied the requirements of CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result, we recorded a $3.5 million decrease in 2003 opening retained earnings, and increased earnings in 2003 by $0.1 million. The effect of the restatement to the comparative three and nine months ended September 30, 2003 is detailed in note 1 to our Third Quarter Financial Statements.

Net pre-tax earnings in our resources segment decreased from $32.7 million in the first nine months of 2003 to $30.1 million in the same period of this year. The increase of $3.9 million in equity earnings from our resource-based investments was offset both by lower earnings from our subsidiary, Eurogas, and by reduced portfolio trading activity. Sales of non equity accounted resource investments, including the disposition of our remaining interest in IAMGold Corporation during the first nine months of 2004 generated proceeds of $33.7 million and realized investment gains of $25.7 million.

Eurogas

In the first nine months of 2004, Eurogas reported net earnings after taxes and unrealized exchange gains of $0.6 million compared to net earnings after taxes of $0.5 million in the same period of 2003. Eurogas has reported both lower revenues and lower associated operating expenses, largely due to the sale of non core properties in 2003.

As we reported in the second quarter of this year, Eurogas and Great Plains completed a plan of arrangement, with substantially all of Eurogas’ Canadian assets being transferred to Great Plains. As a result of the exercise of options, our interest in Great Plains was diluted to approximately 49% following the plan of arrangement and has since been reduced further to 29% as a result of an equity issuance. In accordance with accounting guidelines, we no longer consolidate the accounts of Great Plains as of June 30, 2004 and apportioned approximately $9.8 million of the cost of our consolidated interest in Eurogas to Great Plains. Great Plains is now accounted for on an equity basis. We continue to own 51% of Eurogas and are accounting for Eurogas on a consolidated basis.

Resource Based Equity Accounted Investees

In the three months ended September 30, 2004 we reported an equity loss from our resource investments of $1.4 million. Our year-to-date earnings from these investments are $3.8 million.

Dundee Precious Metals

As previously reported, in the second quarter of this year, the shareholders of Dundee Precious approved its transformation from a closed-end investment company to an operating gold mining company. At that time, the investment management contract with Dundee Precious was voluntarily terminated by our subsidiary. Dundee Precious issued 4,625,000 common shares and an option ("the Option") to purchase an additional 2,500,000 common shares at a price of $7.31 per share to Dundee Wealth in settlement of its termination payment. Both the shares and the Option were sold by Dundee Wealth to the Company and we subsequently exercised the Option. As a result, our interest in Dundee Precious increased by $46.1 million to 21% and we began to account for Dundee Precious on an equity basis.

Since we began to account for our holding on an equity basis, Dundee Precious Metals has reported net earnings of $4.4 million. Our share of these earnings was $0.9 million, including a dilution gain of $0.3 million.

Breakwater

We continue to own approximately 52.0 million shares of Breakwater, representing a 14% interest, and we hold options to purchase an additional 31.8 million shares at an average price of $0.20 per share. Included in our equity earnings for the nine months ended September 30, 2004 is $1.4 million, representing our share of $9.3 million in earnings reported by Breakwater for

DUNDEE BANCORP INC.

this period. In addition, we recognized a dilution gain of $2.2 million, primarily from the public issuance of shares completed by Breakwater in January.

Great Plains

Since we began to account for our holding in Great Plains on an equity basis, Great Plains has reported net income of $0.2 million, with our share being approximately $48,000. In addition, we reported a dilution loss of $0.9 million as a result of an equity financing completed in the third quarter of this year. At September 30, 2004, we owned approximately 7.5 million shares of Great Plains, representing a 29% interest.

Other Investments and Corporate Costs

Corporate Investments

Our other investments operate in diverse industry sectors. Earnings generated by these investments during the first nine months of 2004 were $8.1 million compared with $2.5 million in the same period of 2003. This increase in earnings reflects additional activity in the disposition of some of our non core corporate holdings. Earnings from increased portfolio activity were partially offset in the second quarter of this year by an investment provision of $3.3 million necessitated by a loss in value of one of our investment holdings.

(in thousands of dollars)
	Three months		Nine months
For the period ended September 30,	2004	2003	2004	2003
Investment income	$823	$3,594	$10,826	$2,209
Equity earnings	208	58	573	305
Investment provision	-	-	(3,339)	-
	$1,031	$3,652	$8,060	$2,514

Corporate Costs

Selling, general and administrative expenses in this division represent costs associated with operating a public company and head office costs that have not been allocated to other operating segments. These costs have increased by $6.7 million in the first nine months of 2004 compared with the same period of 2003. In accordance with new accounting requirements, the Company expenses all forms of stock based compensation using a fair value based model.

Corporate Interest Expense

Corporate interest expense was $8.7 million for the first nine months of 2004, a small decrease from the $9.4 million reported in the same period of 2003. Approximately $7.6 million in both years is interest on our senior debentures. The decrease of $0.7 million reflects lower average borrowing balances in other credit arrangements. Although the Company’s resources may, from time to time, be invested in or utilized to support the activities of its various operating segments, the Company does not allocate interest expense to any particular operating segment.

DUNDEE BANCORP INC.

Depreciation, Depletion and Amortization Expense

(in thousands of dollars)
	Three months		Nine months
For the period ended September 30,	2004	2003	2004	2003
Capital assets	$2,568	$1,426	$6,341	$4,424
Deferred trademark costs	82	198	161	198
Bond issue costs	40	40	118	118
Real estate assets	271	632	330	632
Oil and gas properties	65	482	1,062	1,301
Funds under administration	510	-	1,529	-
	$3,536	$2,778	$9,541	$6,673

Income Taxes

Our net future income tax liability increased by $28.3 million in the first nine months of 2004 to $66.9 million as at September 30, 2004. The Dundee Precious gain was sheltered for tax purposes by available tax loss carry forwards, reducing the future income tax asset previously recognized in respect of these losses. Our future tax liability in respect of deferred sales commissions increased in the first nine months of 2004, reflecting higher sales commissions paid by the wealth management division during the period.

Quarterly Review
(in thousands of dollars, except per share amounts)
2004 For the three months ended				2003 (Restated) (See note 1 to Third Quarter Financial Statements) For the three months ended				2002 For the three months ended

30-Sep		30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

Revenue	$222,346	$198,810	$211,565	$183,553	$123,721	$86,691	$94,085	$88,116
Dilution (loss) gain	78	(837)	(979)	34,012	318	(10)	(1,620)	75,680
Net earnings, before extraordinary gain	14,376	11,033	30,052	60,145	4,507	23,495	12,863	52,089
Net earnings	14,376	11,033	30,052	80,096	4,507	23,495	12,863	52,089

Earnings per share, before extraordinary gain
Basic	$0.57	$0.44	$1.19	$2.39	$0.18	$0.93	$0.51	$2.06
Diluted	$0.55	$0.39	$1.15	$2.34	$0.18	$0.92	$0.51	$2.05

Earnings per share
Basic	$0.57	$0.44	$1.19	$3.19	$0.18	$0.93	$0.51	$2.06
Diluted	$0.55	$0.39	$1.15	$3.12	$0.18	$0.92	$0.51	$2.05

In 2002 and 2003, the wealth management division completed significant acquisitions. Operations from these acquisitions increased general operating activities, accounting for the larger variances in revenues seen in the fourth quarter of 2002 and the first quarter of 2004. As these transactions included equity issuances in our wealth management subsidiary, they also account for the large dilution gains realized in each of the fourth quarter of 2002 and 2003 and higher non controlling interest expense from that point forward. In addition, we expected, and we experienced, higher retail commissions and trailer revenues in the high-volume RRSP season, which occurs in the first quarter of each year. Performance fees are only recognized when they can be determined with certainty and may cause further variances in quarterly earnings. In the fourth quarter of 2003, we reported $25.6 million of performance fee revenues. In the second quarter of this year, revenues include $26.8 million of investment income from the Dundee Precious transaction.

DUNDEE BANCORP INC.

As of June 30, 2003, we began consolidating the real estate operations of Dundee Realty. As a result, our revenues and expenses relating to real estate activities increased starting in the third quarter of 2003. The extraordinary gain reported in the fourth quarter of 2003 is also related to the consolidation of Dundee Realty.

Investment income, which is included with other revenues in the previous table, includes income earned from dispositions of our investment holdings. As investment income is only recorded when we dispose of an investment, we expect quarterly fluctuations in these amounts.

Financial Condition

The following is a discussion of the more significant changes in balance sheet items.

Corporate Investments

All of our holdings, other than our consolidated holdings in Dundee Wealth, Dundee Realty and Eurogas, are recorded as "corporate investments" on our balance sheets. As at September 30, 2004, the market value of these other corporate holdings was approximately $482 million. Market value has been determined using quoted market values for listed securities and carrying values for non quoted securities and debt instruments.

(in thousands of dollars)
	As at September 30, 2004		As at December 31, 2003
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity accounted investments	$234,843	$307,118	$154,981	$210,681
Marketable securities	17,156	18,669	24,027	24,958
Other corporate investments	120,793	155,794	145,859	238,947
	$372,792	$481,581	$324,867	$474,586

During the first nine months of 2004, we sold certain positions for proceeds of $69.6 million, realizing gains of $32.7 million. Included in these transactions are proceeds of $15.1 million generated from the sale of marketable securities and $54.5 million from the sale of various other investment holdings. During the same period, we invested $50.4 million into new investments. These investments include the $18.3 million paid on the exercise of the Dundee Precious Option and $12.7 million of distributions receivable from Dundee REIT that have been reinvested into additional units. The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and global capital market conditions, generally. Our portfolio activity will vary from period to period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly.

Real Estate Assets

Real estate assets as at September 30, 2004 and December 31, 2003 consist of:

(in thousands of dollars)
	September 30,	December 31,
	2004	2003
Land	$36,843	$16,612
Housing and condominiums	43,123	63,872
	$79,966	$80,484

During the third quarter, the Company acquired a further 1.4% interest in Dundee Realty, increasing its ownership to 86.4%. The cost of $1.3 million to acquire this additional interest has been assigned to the value of land.

DUNDEE BANCORP INC.

During the year, we made additional investments in land, primarily in Edmonton and Calgary, in order to replenish our inventory of lots. Housing and condominium assets have decreased since December 31, 2003 with the closing of the first tower of the Pantages project.

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Wealth’s brokerage subsidiaries at any given period end are determined on a trade date basis and include balances related to unsettled trades. These balances may vary significantly on a day-to-day basis, reflecting changes in the volume of trading activity, or timing of cash receipts and investments by our clients, although such variance does not necessarily represent any change to our financial position. As at September 30, 2004, client accounts receivable were $330.5 million compared with $354.3 million at December 31, 2003. Client deposits and related liabilities decreased in the first nine months of 2004 to $326.0 million compared with $336.1 million at the end of 2003.

Call Loan – Similar to client account balances, amounts borrowed pursuant to the $100 million call loan facility at Dundee Wealth’s brokerage subsidiary may vary significantly on a day-to-day basis, depending on securities trading activity, without necessarily representing a change to Dundee Wealth’s financial position. Amounts borrowed pursuant to this call loan facility, which at September 30, 2004, totalled $12.6 million (December 31, 2003 - $21.2 million), have been included in bank indebtedness.

Goodwill and Other Intangible Assets

As discussed in note 19 to our 2003 Audited Financial Statements, in the first quarter of 2004, the non controlling shareholder of DWM Inc. ("DWM"), Dundee Wealth’s main operating subsidiary, completed a $25.0 million equity subscription for additional common shares of DWM. As the subscription was received as part of a series of transactions resulting from the Cartier acquisition and the subsequent transfer of Cartier from Dundee Wealth to its subsidiary, the resulting dilution effect of $8.5 million was applied to reduce goodwill in respect of Cartier, instead of being included as a dilution gain in current earnings. In the second quarter of 2004, we added $0.4 million to goodwill, representing additional acquisition costs relating to the Cartier acquisition. In the third quarter of 2004, we reduced goodwill in respect of Cartier by $0.8 million, net of associated taxes of $0.5 million, on a favourable exit cost outcome on certain previous Cartier commitments, and further reduced goodwill by $0.8 million on account of the disposition of a subsidiary of Dundee Wealth.

Amortization of intangible assets totalled $1.5 million in the first nine months of 2004. There was no comparable amortization expense in the first nine months of 2003 as the amortized intangible assets were acquired as part of the Cartier acquisition. Details of these intangible assets are disclosed in note 2 to our 2003 Audited Financial Statements.

Non Controlling Interest

Non controlling interest increased by $38.9 million, reflecting the $25.0 million subscription by the non controlling shareholder of DWM discussed above, net of the $8.5 million dilution adjustment. Changes in Dundee Wealth’s share capital, including issuances of approximately $19.1 million, offset by acquisitions for cancellations under its normal course issuer bid of $7.9 million, account for the remaining changes in non controlling interest in respect of Dundee Wealth. These increases are offset by a decrease in non controlling interest of $4.2 million resulting from the deconsolidation of Great Plains, and non controlling interest in respect of Dundee Realty of $1.5 million.

The non controlling interest in earnings during the first nine months of 2004 was $19.5 million of which $1.3 million was distributed as dividends.

DUNDEE BANCORP INC.

Corporate Debt

Details of the Company’s debt facilities can be found in note 9 to our 2003 Audited Financial Statements. As previously reported, Dundee Wealth’s subsidiary renegotiated its revolving term credit facility in the first quarter of 2004, extending the maturity date to January 1, 2005. In April 2004, the Company renegotiated its $55.0 million revolving term credit facility, extending the maturity date to April 29, 2005. All other terms of these credit facilities remain the same. Amounts outstanding under our various debt facilities as at September 30, 2004 and December 31, 2003 are illustrated in the following table.

(in thousands of dollars)
	September 30, 2004	December 31, 2003
Corporate
$150,000,000 - 6.70% senior debentures due September 24, 2007	$149,862	$149,827
$55,000,000 - Revolving term credit facility	50,480	54,888
Subsidiaries
$22,300,000 - Revolving term credit facility, subsidiary of Dundee Wealth	5,000	22,294
Real estate debt	33,155	51,886
Income Trusts	9,650	10,903
Prime Trust	1,097	1,712
Deferred acquisition obligation and other debt	2,735	4,112
	$251,979	$295,622

Real estate debt as at September 30, 2004 includes land and housing advances of $29.3 million compared with $48.2 million at the end of December 2003. Substantial amounts of these advances were repaid following the registration of phase one of the Pantages project. The repayment of this debt has been included as a cash outflow from operating activities.

Liquidity and Capital Resources

Significant Sources and Uses of Cash and Short Term Investments

Cash flows from operations, before changes in non cash working capital items, grew to $76.2 million in the first nine months of 2004 compared with $45.9 million in the same period of 2003. At September 30, 2004, cash and short term investments aggregated $166.4 million compared with $148.7 million at December 31, 2003. In addition to cash and short term investments, we hold marketable securities with a value of $18.7 million as at September 30, 2004. The Company’s most significant cash flow changes are discussed below:

  In the first quarter of 2004, our wealth management subsidiaries received $34.5 million in equity subscriptions from third parties, net of costs.
  Gross additions of investment products were $2.8 billion in the current year, compared with $1.7 billion in the same period of 2003. Sales commissions paid on these new assets were $43.1 million in the first nine months of 2004 compared with $26.0 million paid in the same period of 2003.
  Securities related balances varied throughout the first nine months of 2004. These variances may be significant on a day-today basis, although they do not necessarily reflect any change to our financial position. Client balances, reported on a trade date basis, represented a net cash inflow of $13.7 million during the first nine months of 2004 compared with a cash outflow of $26.1 million in the same period of 2003.
  Cash proceeds received from sales of corporate investments were $66.8 million in the first nine months of 2004 compared with $110.8 million in the same period of 2003. The Company made cash reinvestments of approximately $38.0 million (2003 - $16.4 million) of these proceeds into other investments.
  Real estate activities generated operating cash flows, before changes in non cash working capital items, of $25.5 million in the first three quarters of this year. Approximately $22.6 million of this amount was used to reduce debt associated with the Pantages project. During 2004, Dundee Realty received $18.3 million net from the development and completion of housing and condominium projects and invested $13.0 million in acquiring land held for future development.

DUNDEE BANCORP INC.

  The Company repaid approximately $23.9 million of debt in 2004, primarily in respect of its revolving term credit facilities.
  The Company paid $1.7 million to acquire its shares for cancellation under the terms of its normal course issuer bid. In addition, Dundee Wealth paid a further $7.8 million to acquire shares from non controlling interests under its own normal course issuer bid.

Dundee Wealth’s subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which are usually maintained in cash or other liquid assets. At September 30, 2004, all regulated entities complied with regulatory capital requirements and securities related entities reported excess capital of over $35.1 million.

Cash Requirements

Management is of the view that cash flows generated from operations, together with the Company’s borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

Contingencies, Commitments and Off-Balance Sheet Obligations

Other than as described in note 10 to our Third Quarter Financial Statements, there have been no substantive changes to the description and nature of contingencies, commitments and off-balance sheet obligations from those described on pages 47 and 48 of our 2003 Annual Report other than as discussed below:

  A lender has provided a $32 million loan to the Distillery co-ownership which has been secured against the assets of the Distillery. Dundee Realty has provided a guarantee as to $15 million of that amount.
  Since December 31, 2003, Dundee Realty has increased the aggregate of guarantees in respect of Dundee REIT’s debt from $32.9 million to $37.8 million. Dundee Realty has obtained indemnification from Dundee REIT in respect of these guarantees.

Changes in Share Capital Subsequent to the Third Quarter of 2004

(in thousands of dollars, except for number of shares)
	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding September 30, 2004	24,162,028	$281,664	1,049,161	$8,238	25,211,189	$289,902
Conversion from Class B shares to Subordinate Shares	722	6	(722)	(6)	-	-
Total Share Capital Outstanding October 31, 2004	24,162,750	$281,670	1,048,439	$8,232	25,211,189	$289,902

DUNDEE BANCORP INC.

Stock Options Outstanding

A summary of the status of the Company’s share option plans as at October 31, 2004 and for the period from January 1, 2004 to October 31, 2004, and as at December 31, 2003 and for the year then ended are detailed in the table below.

	As at October 31, 2004		As at December 31, 2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,076,834	$15.16	2,484,169	$16.07
Granted	550,000	$27.51	-	$-
Exercised	(489,001)	$13.54	(216,335)	$13.07
Cancelled	(30,000)	$23.22	(191,000)	$29.39
Outstanding, end of period	2,107,833	$18.64	2,076,834	$15.16
Exercisable at end of period	1,544,499	$15.70	2,023,499	$15.17

		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$8.63 to $9.50	135,333	$8.66	0.13	135,333
$13.15 to $14.85	968,048	$14.45	4.58	946,381
$15.40 to $17.75	372,952	$17.30	2.83	361,285
$27.25 to $40.75	631,500	$28.01	4.66	101,500

Managing Risk

No changes of significance have been identified to risk factors affecting our business and our approaches to managing these risks, from those described on pages 49 and 51 of the 2003 Annual Report.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally. These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements. The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Information Concerning Dundee Bancorp

Additional information relating to Dundee Bancorp, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario October 31, 2004

DUNDEE BANCORP INC.

Consolidated Financial Statements

DUNDEE BANCORP INC.

As at September 30, 2004 and for the three and nine months ended September 30, 2004 and 2003

DUNDEE BANCORP INC.

Notice required under National Instrument 51-102,

"Continuous Disclosure Obligations" part 4.3(3)(a).

The comparative consolidated financial statements for the three and nine months ended September 30, 2003 presented in these unaudited interim consolidated financial statements have not been reviewed by an external auditor.

DUNDEE BANCORP INC.

     D U N D E E   B A N C O R P   I N C.

C O N S O L I D A T E D   B A L A N C E   S H E E T S

As at September 30, 2004 and December 31, 2003
(expressed in thousands of Canadian dollars) (unaudited)
	September 30, 2004	December 31, 2003
		(Restated) (note 1)

ASSETS
Cash and short term investments	$166,373	$148,658
Brokerage securities owned	27,297	24,978
Accounts receivable	160,630	170,682
Client accounts receivable	330,508	354,347
Corporate investments (note 3)	372,792	324,867
Deferred sales commissions	102,069	85,309
Capital and other assets (note 2)	150,411	160,625
Goodwill and other intangible assets (note 4)	453,892	465,135
TOTAL ASSETS	$1,763,972	$1,734,601

LIABILITIES
Bank indebtedness	$12,600	$21,181
Accounts payable and accrued liabilities	147,522	186,276
Brokerage securities sold short	7,870	3,966
Client deposits and related liabilities	325,965	336,126
Income taxes payable	16,979	13,827
Corporate debt (note 5)	251,979	295,622
Future income tax liabilities	66,883	38,552
	829,798	895,550

NON CONTROLLING INTEREST	284,719	245,818

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	289,902	288,740
Contributed surplus	1,737	987
Retained earnings	359,185	304,758
Foreign currency translation adjustment	(1,369)	(1,252)
	649,455	593,233
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,763,972	$1,734,601

The accompanying notes are an integral part of these consolidated financial statements

Contingencies (note 10)

DUNDEE BANCORP INC.

D U N D E E   B A N C O R P   I N C.

C O N S O L I D A T E D   S T A T E M E N T S   O F   O P E R A T I O N S

For the three and nine months ended September 30, 2004 and 2003
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three months		Nine months
	2004	2003	2004	2003
		(Restated) (note 1)		(Restated) (note 1)

REVENUE
Management and administration fees	$54,794	$42,535	$169,985	$121,662
Redemption fees	2,360	2,391	7,797	8,038
Financial services	74,135	38,217	249,730	103,726
Real estate revenue	82,744	29,916	137,173	29,916
Oil and gas sales, net of royalties	225	2,047	4,296	9,203
	214,258	115,106	568,981	272,545
Investment income (note 8)	8,088	8,615	63,740	31,952
	222,346	123,721	632,721	304,497

EXPENSES
Selling, general and administrative	52,412	38,081	166,339	101,310
Variable compensation	52,979	21,519	174,826	58,303
Trailer fees	10,497	8,551	30,997	23,580
Operating costs, real estate	64,350	28,639	101,912	28,639
Operating costs, oil and gas properties	59	680	1,194	4,016
	180,297	97,470	475,268	215,848

OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	42,049	26,251	157,453	88,649
Amortization of deferred sales commissions	8,805	10,488	26,384	31,685
Depreciation, depletion and amortization	3,536	2,778	9,541	6,673
Interest expense	3,392	3,714	10,538	11,478

OPERATING EARNINGS	26,316	9,271	110,990	38,813
Share of earnings of equity accounted investees (note 8)	1,907	1,211	12,368	9,134
Dilution (loss) gain	78	318	(1,738)	(1,312)
Investment provision	-	-	(3,339)	-
Income taxes
Current	(2,029)	(3,621)	(16,059)	(3,701)
Future	(9,447)	(1,544)	(27,222)	1,434
	(11,476)	(5,165)	(43,281)	(2,267)

Non controlling interest	(2,449)	(1,128)	(19,539)	(3,503)
NET EARNINGS FOR THE PERIOD	$14,376	$4,507	$55,461	$40,865

RETAINED EARNINGS AT BEGINNING OF PERIOD	$345,023	$217,277	$304,758	$184,787
Change in opening retained earnings to account for changes in accounting policies (note 1)	-	-	-	(3,452)
Net earnings	14,376	4,507	55,461	40,865
Premiums related to cancellation of share capital	(214)	-	(1,034)	(416)
RETAINED EARNINGS AT END OF PERIOD	$359,185	$221,784	$359,185	$221,784

EARNINGS PER SHARE

Basic	$0.57	$0.18	$2.20	$1.62
Diluted	$0.55	$0.18	$2.09	$1.61

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

D U N D E E   B A N C O R P   I N C.

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S

For the three and nine months ended September 30, 2004 and 2003
(expressed in thousands of Canadian dollars) (unaudited)
Three months			Nine months
2004		2003	2004	2003
		(Restated) (note 1)		(Restated) (note 1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$14,376	$4,507	$55,461	$40,865
Non cash items in earnings:
Depreciation, depletion and amortization	12,341	13,266	35,925	38,358
Net investment gains	(7,378)	(5,507)	(60,360)	(28,595)
Share of unremitted equity earnings	(1,907)	(1,211)	(12,368)	(9,134)
Dilution loss (gain)	(78)	(318)	1,738	1,312
Investment provision	-	-	3,339	-
Future income taxes	9,447	1,544	27,222	(1,434)
Non controlling interest	2,449	1,128	19,539	3,503
Other	2,463	371	5,657	995
	31,713	13,780	76,153	45,870
Changes in:
Accounts receivable	(4,805)	(4,634)	29,244	(1,771)
Accounts payable and accrued liabilities	(630)	7,244	(33,487)	3,038
Bank indebtedness	7,922	1,816	(8,581)	(3,057)
Income taxes payable	1,922	3,082	1,214	(1,922)
Brokerage securities owned and sold short, net	(293)	(2,634)	1,585	(2,642)
Client accounts receivable, net of client deposits and related liabilities	(33,125)	(18,871)	13,678	(26,089)
Development of land, housing and condominium inventory	37,153	(7,156)	18,296	(7,156)
Other real estate working capital	(56,575)	-	(39,448)	-
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	(16,718)	(7,373)	58,654	6,271
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from dispositions of portfolio investments	7,516	10,848	66,772	110,840
Acquisitions of portfolio investments	(14,585)	(923)	(37,984)	(16,449)
Cash acquired in business acquisitions	-	-	-	2,978
Acquisition of non controlling interest	-	-	(1,000)	(2,000)
Sales commissions paid on distribution of mutual funds	(12,249)	(9,512)	(43,144)	(26,019)
Acquisition of shares in subsidiary	-	(397)	(2,690)	(3,251)
Acquisition of land held for development	(2,587)	10,423	(13,018)	10,423
Other	(7,523)	(1,186)	(14,687)	(5,639)
CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES	(29,428)	9,253	(45,751)	70,883
CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in corporate debt (note 5)	16,795	(46,911)	(23,947)	(42,565)
Increase in real estate debt	4,187	-	577	-
Issuance of Class A subordinate shares, net of issue costs (note 4)	44	351	2,020	561
Acquisition of Class A subordinate shares	(400)	(2,573)	(1,675)	(4,694)
Issuance of shares in subsidiaries to non controlling interest	940	632	37,040	2,117
Cancellation of shares in subsidiary	(3,750)	-	(7,855)	-
Dividends paid by subsidiaries to non controlling shareholders	(444)	(137)	(1,348)	(412)
CASH PROVIDED FROM (USED IN)FINANCING ACTIVITIES	17,372	(48,638)	4,812	(44,993)
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	(28,774)	(46,758)	17,715	32,161
Cash and short term investments, beginning of period	195,147	198,386	148,658	119,467
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$166,373	$151,628	$166,373	$151,628
Cash flows from operating activities include the following:
Interest paid	$3,392	$3,714	$10,538	$11,478
Taxes paid	$1,789	$958	$19,557	$7,067

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

DUNDEE BANCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2004

(tabular dollar amounts in thousands of dollars, except per share amounts) (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2003 ("2003 Audited Financial Statements"), except as noted below. The Company’s interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2003 Audited Financial Statements.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated operating results of the wealth management segment of the Company for the three and nine months ended September 30, 2004 include the operating results of the former Cartier Partners Financial Group Inc. ("Cartier"), which was acquired by a subsidiary of the Company on December 30, 2003, and have since been integrated with those of Dundee Wealth.

Canadian Generally Accepted Accounting Principles

On January 1, 2004, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

On implementation of CICA Handbook Section 1100, the Company’s real estate segment adopted the straight-line method of rental revenue recognition whereby any contractual rent increases over the term of a lease are recognized into earnings over the lease term. Previously, revenues from leases that included contractual increases in basic rents were accounted for on a straight-line basis only where such increases exceeded expected increases in the projected Consumer Price Index. This change has been applied prospectively and had the effect of increasing net earnings in the first nine months of 2004 by $1,056,000 (third quarter of 2004 - $360,000).

The Company’s real estate segment previously amortized revenue properties using the sinking fund method. On implementation of CICA Handbook Section 1100, the real estate segment adopted the straight-line method of depreciation for revenue properties. This change has been applied prospectively and had the effect of decreasing net earnings in the first nine months of 2004 by $3,324,000 (third quarter of 2004 - $1,137,000).

DUNDEE BANCORP INC.

Asset Retirement Obligations

Effective January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3110, "Asset Retirement Obligations". This standard requires the inclusion of the estimated present value of the liability in respect of future abandonment and reclamation costs in the carrying value of its oil and gas properties, with the costs being depleted in accordance with the Company’s depletion policy in respect of these assets. The liability will accrete until the Company settles the retirement obligation. Actual abandonment and reclamation costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit of production method.

Certain of the Company’s equity accounted investees in the resource segment have also applied the requirements of CICA Handbook Section 3110.

The new standard has been applied retroactively. The impact on the December 31, 2003 restated consolidated balance sheet is as follows:

	As previously
	reported	Change	As restated
Corporate investments	$328,153	$(3,286)	$324,867
Capital and other assets	160,968	(343)	160,625
Future income tax liabilities	38,670	(118)	38,552
Non controlling interest	245,927	(109)	245,818
Closing retained earnings	308,160	(3,402)	304,758

The opening retained earnings as of January 1, 2003 have been decreased by $3,452,000 as a result of the retroactive application of the new accounting standard.

The impact on the consolidated results of operations for the three and nine months ended September 30, 2003 is detailed below.

	Three months	Nine months
	ended	ended
	September 30, 2003
Increase (decrease) in:
Depreciation and amortization	$(24)	$(97)
Future income tax provision	8	33
Share of earnings of equity accounted investments	(419)	(1,124)
Non controlling interest	8	31

Full Cost Accounting in the Oil and Gas Industry

On January 1, 2004, the Company adopted CICA Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG 16"), which replaces AcG 5, "Full Cost Accounting", in the oil and gas industry. This guideline requires the recognition of an impairment when the carrying amount of oil and gas properties exceeds their undiscounted future cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proven and a portion of probable reserves are used in estimating fair value. This impairment test is conducted as at each annual balance sheet date. Previously, the "cost ceiling" limited the net book

DUNDEE BANCORP INC.

value of the oil and gas properties to the undiscounted and unescalated future net revenues from production of proven reserves. The implementation of AcG 16 did not have a material impact on the interim consolidated financial statements of the Company.

Hedging Relationships

On January 1, 2004, the Company prospectively adopted the requirements of CICA Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The implementation of AcG 13 did not have a material impact on the interim consolidated financial statements of the Company.

Impairment of Long-lived Assets

On January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3063, "Impairment of Long-lived Assets" which provides guidance on impairment testing of long-lived assets. The implementation of CICA Handbook Section 3063 did not have a material impact on the interim consolidated financial statements of the Company.

2.	BUSINESS COMBINATIONS

Reorganization of Eurogas Corporation ("Eurogas") and Great Plains Exploration Inc. ("Great Plains")

On June 11, 2004, Eurogas and Great Plains completed a plan of arrangement pursuant to which substantially all of the Canadian assets of Eurogas were transferred to Great Plains. Under the terms of the arrangement, each Eurogas share was exchanged for one new Eurogas share and 0.2 of a share of Great Plains. Immediately following the completion of the plan of arrangement, the Company held a 51% interest in each of Eurogas and Great Plains and therefore accounted for these subsidiaries on a consolidated basis.
 The Company’s continuing interest in Eurogas remains at 51% and the accounts of Eurogas continue to be consolidated in these financial statements.

At the time of the arrangement and following the exercise of certain options, the Company’s ownership interest in Great Plains was diluted to 49%. In accordance with Canadian GAAP, the Company deconsolidated the accounts of Great Plains in June 2004, and began accounting for this investment using the equity method (note 3). In the third quarter of 2004, Great Plains completed an equity financing which further diluted the Company’s interest to 29%.

Step acquisition of Dundee Realty Corporation ("Dundee Realty")

On July 12, 2004, the Company acquired an additional 1.4% interest in Dundee Realty from a non controlling shareholder. The purchase price was $1,452,000 and $1,312,000 has been assigned to the value of land and is included in "capital and other assets", with the balance of the purchase price being allocated to non controlling interest.

Business Combinations in Dundee Wealth

On September 3, 2004, the Company entered into a share purchase agreement to acquire a company engaged in the preparation and sale of research products and related advisory services. Cash consideration of $200,000 was paid on closing and an additional $300,000 plus 50,000 shares of Dundee Wealth will vest or become payable, subject to certain conditions, over the next five years. When Dundee Wealth transferred its interest to DWM Inc. ("DWM") for cash and shares, $25,000 was classified as goodwill (note 4).

DUNDEE BANCORP INC.

On September 20, 2004, Dundee Wealth disposed of its 100% interest in the manager of the Dynamic Managed Futures Hedge Fund for $682,000 and recognized a loss of $177,000.

3. CORPORATE INVESTMENTS

	As at September 30, 2004					As at December 31, 2003

	Period End		Non-			Year end		Non-
	Ownership	Listed	Quoted	Loans	Total	Ownership	Listed	Quoted	Loans	Total
Equity Accounted Investments
Breakwater Resources Ltd.	14%	$23,961	$-	$-	$23,961	18%	$20,386	$-	$-	$20,386
Dundee Precious Metals Inc. (see Note 8)	21%	58,516	-	-	58,516	-	-	-	-	-
Dundee Real Estate Investment Trust*	32%	136,544	-	-	136,544	37%	127,692	-	-	127,692
Great Plains Exploration Inc. (see Note 2)	29%	8,981	-	-	8,981	-	-	-	-	-
Other		1,688	3,162	1,991	6,841		1,841	3,071	1,991	6,903
Marketable Securities		17,156	-	-	17,156		24,027	-	-	24,027
Other Portfolio Investments		84,658	12,523	23,612	120,793		104,689	15,068	26,102	145,859
		$331,504	$15,685	$25,603	$372,792		$278,635	$18,139	$28,093	$324,867

* The Company’s interest in Dundee Real Estate Investment Trust is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company’s option, into units of Dundee Real Estate Investment Trust on a one-for-one basis.

The estimated fair market value of corporate investments as at September 30, 2004, determined using quoted market values for listed securities and carrying values for non quoted securities and loans, approximates $482,000,000 (December 31, 2003 - $475,000,000).

Dundee Precious Metals Inc. ("Dundee Precious")

On April 19, 2004, the Company acquired 4,625,000 common shares of Dundee Precious and an option to acquire an additional 2,500,000 common shares of Dundee Precious at $7.31 per share, from Dundee Wealth (see note 8). Immediately thereafter, the Company exercised its option. As a result, the Company increased its carrying value in Dundee Precious by $46,128,000 to $57,345,000, and began accounting for its investment in Dundee Precious on an equity basis.

Corporate Investments Segregated by Business Segment

	September 30,	December 31,
	2004	2003
Real estate	$136,544	$127,692
Resources	105,833	52,864
Other investments	130,415	144,311
	$372,792	$324,867
4.	GOODWILL AND OTHER INTANGIBLE ASSETS

On January 28, 2004, the non controlling shareholder of DWM made a $25,000,000 equity subscription for additional common shares of DWM pursuant to its pre-emptive right. Consequently, Dundee Wealth’s interest in DWM was diluted from 86.0% to 83.7%. As the subscription was received as part of a series of transactions resulting from the acquisition of Cartier and the subsequent transfer of Cartier from Dundee Wealth to its subsidiary, the resulting dilution effect of $8,507,000 was applied to reduce goodwill in respect of Cartier.

DUNDEE BANCORP INC.

	Funds	Investment
	under	Management
	Administration	Contracts	Goodwill	Total
Opening net book value, January 1, 2004	$30,573	$105,015	$329,547	$465,135
Investment by non controlling shareholder in subsidiary	-	-	(8,507)	(8,507)
Transaction costs, acquisition of Cartier	-	-	350	350
Amortization	(1,019)	-	-	(1,019)
Closing net book value, June 30, 2004	29,554	105,015	321,390	455,959
Cartier acquisition cost reduction	-	-	(784)	(784)
Step purchase in DWM	-	-	25	25
Disposition of investment manager	-	-	(798)	(798)
Amortization	(510)	-	-	(510)
Closing net book value, September 30, 2004	$29,044	$105,015	$319,833	$453,892

In the nine month period ended September 30, 2004, liabilities established as part of the acquisition cost of Cartier were reduced by $1,650,000, resulting from severance payments of $400,000 in the first quarter, and an adjustment of $1,250,000 to reflect finalized lease termination charges in the third quarter. Accordingly, goodwill in respect of Cartier was reduced by $798,000, net of future income taxes of $452,000.

5.	CORPORATE DEBT

In the first quarter of 2004, a subsidiary of Dundee Wealth renegotiated its $22,300,000 revolving term credit facility with a Canadian chartered bank, extending the maturity date to January 1, 2005. Other terms of the facility remained unchanged. As at September 30, 2004, the amount due under this facility was $5,000,000.

In the second quarter of 2004, the Company renegotiated its $55,000,000 corporate revolving term credit facility with a Canadian chartered bank, extending the maturity date to April 29, 2005. Other terms of the facility remain unchanged. As at September 30, 2004, the Company had borrowed $50,480,000 against this facility.

6.	SHARE CAPITAL

Common Shares Issued and Outstanding

(in thousands of dollars, except for number of shares)

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571	$288,740
Issued in the nine months ended September 30, 2004
Issuance of shares under the employee share incentive plan	9,040	197	-	-	9,040	197
Options exercised	124,594	1,887	-	-	124,594	1,887
Redeemed pursuant to issuer bid	(78,016)	(922)	-	-	(78,016)	(922)
Conversion from Class B shares to Subordinate Shares	32	-	(32)	-	-	-
Outstanding, September 30, 2004	24,162,028	$281,664	1,049,161	$8,238	25,211,189	$289,902

DUNDEE BANCORP INC.

Normal Course Issuer Bid

In March 2004, the Company obtained approval from The Toronto Stock Exchange to purchase its own common shares in the market for cancellation pursuant to a normal course issuer bid. During 2004, the Company purchased for cancellation or otherwise cancelled 78,016 Subordinate Shares having an aggregate stated capital of $922,000. The excess of the purchase price of $1,956,000 over the value of stated capital has been recorded as a reduction in retained earnings.

Share Option Plan

In the first nine months of 2004, employees and directors exercised 489,001 options at an average price of $13.54. Of these options, 124,594 were exercised for shares while the remaining 364,407 were purchased for $4,896,000 in cash. At September 30, 2004, there were 2,107,833 share options outstanding at an average exercise price of $18.64, of which 1,544,499 had met the vesting requirements.

7. EARNINGS PER SHARE

	Three months		Nine months
	2004	2003	2004	2003
Net earnings available to holders of Subordinate Shares and common shares	$14,376	$4,507	$55,461	$40,865
Weighted average number of shares outstanding	25,212,203	25,111,268	25,236,443	25,252,552
Basic earnings per share	$0.57	$0.18	$2.20	$1.62

Effect of dilutive securities to available net earnings	$(111)	$-	$(1,307)	$-
Effect of dilutive securities to weighted average number of shares outstanding	657,960	328,024	648,048	142,612
Diluted earnings per share	$0.55	$0.18	$2.09	$1.61
8.	INCOME FROM INVESTMENTS

Investment Income

In consideration for the voluntary termination of the investment management contract, Dundee Precious issued 4,625,000 common shares and granted an option to acquire an additional 2,500,000 common shares at $7.31 per share (the "Option") to Dundee Wealth. The resulting gain of $26,849,000 was included in investment income during the second quarter of 2004.

The shares and Option issued to Dundee Wealth were subsequently sold to the Company for cash consideration of $27,843,000. Immediately thereafter, the Company exercised the Option for additional cash consideration of $18,285,000.

Share of Earnings of Equity Accounted Investees

In May 2003, certain equity accounted investees adopted the requirements of CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations". This standard requires reclassification of assets where the sales process of such assets was initiated subsequent to May 1, 2003 and further requires separate disclosure of any income or loss from such assets as discontinued operations. The standard does not apply to dispositions where the commencement of the sales process was initiated prior to May 1, 2003.

Included in the Company’s share of earnings from equity accounted investees is a pre-tax loss of $5,085,000 from discontinued operations in respect of certain real estate properties previously held by Dundee Real Estate Investment Trust.

9.	STOCK BASED COMPENSATION

Details of the Company’s share incentive plan are disclosed in note 11 to the 2003 Audited Financial Statements. The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s

DUNDEE BANCORP INC.

share incentive plans, and the share incentive plans of its subsidiaries and equity accounted investees, during the three and nine months ended September 30, 2004 and 2003, before adjusting for non controlling interest.

	Nine months ended September 30, 2004					Nine months ended September 30, 2003
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Agregate
Dundee Bancorp
Share Purchase Plan	6,540	$133	$33	$100	$133	7,920	$120	$7	$113	$120
Share Option Plan	124,594	1,887	-		-	66,500	440	-		-
Share Bonus Plan	2,500		31		31	2,500		31		31
Stock option expense over vesting period					449
Stock based compensation in subsidiaries before adjusting for non controlling interest
Dundee Wealth					5,884					2,408
Dundee Realty					212					-
Eurogas					9					-
Share of stock based compensation in equity accounted investees					473					230
					$7,191					$2,789

	Three months ended September 30, 2004					Three months ended September 30, 2003
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Agregate
Dundee Bancorp
Share Purchase Plan	2,259	$45	$13	$32	$45	2,703	$46	$7	$39	$46
Share Option Plan	-		-		-	36,500	305			-
Share Bonus Plan	-		-		-	-		-		-
Stock option expense over vesting period					235
Stock based compensation in subsidiaries before adjusting for non controlling interest
Dundee Wealth					2,399					1,038
Dundee Realty					212					-
Eurogas					3					-
Share of stock based compensation in equity accounted investees					133					7
					$3,027					$1,091

In addition to the amounts reflected in the preceding table, during the nine months ended September 30, 2004, the Company acquired 364,407 options for cancellation for a cash settlement of $4,896,000.

Options issued after December 31, 2002, are subject to the provisions of CICA Handbook Section 3870, "Stock Based Compensation", and are recognized as stock based compensation at estimated fair values over the vesting period of each individual option. The fair value of each option grant has been estimated using the Black-Scholes option-pricing model.

10.	CONTINGENCIES

A subsidiary of Dundee Wealth is named in certain claims initiated by certain former clients of a former financial advisor of Hewmac Investment Services Inc. ("Hewmac") for a total of approximately $11,700,000. Hewmac was acquired by Ross Dixon Financial Services Ltd. which was subsequently acquired by Dundee Wealth as part of the acquisition of Canadian First Financial Group Inc. in August 2002. Management’s initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit. Another subsidiary of Dundee Wealth is a defendant in a class action claim for approximately $10,000,000 relating to two real estate limited partnerships sold by financial advisors of a predecessor company between 1996 and 1997. A subsidiary of Dundee Wealth is commencing the investigation of certain potential irregularities with respect to a former employee including certain alleged investments and certain breaches of internal policies and procedures. There are no claims currently outstanding with respect of these matters.

DUNDEE BANCORP INC.

The Company and its subsidiaries are also defendants in various other legal actions. The Company intends to vigorously defend itself against all claims. Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be made with certainty, it is the opinion of management that based on information currently available, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

11.	SEGMENTED INFORMATION Segmented earnings for the nine months ended September 30, 2004 and 2003
							Other Investments
	Wealth Management		Real Estate		Resources		and Corporate Costs		Intersegment			TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenues	$455,744	$232,991	$137,173	$30,341	$29,776	$39,837	$13,102	$4,726	$(3,074)	$(3,398)	$632,721	$304,497
Expenses	390,570	215,837	108,380	29,775	3,156	6,665	22,699	16,805	(3,074)	(3,398)	521,731	265,684
OPERATING EARNINGS (LOSS)	65,174	17,154	28,793	566	26,620	33,172	(9,597)	(12,079)	-	-	110,990	38,813
Equity earnings (loss)	-	-	8,037	8,965	3,758	(136)	573	305	-	-	12,368	9,134
Investment provision	-	-	-	-	-	-	(3,339)	-	-	-	(3,339)	-
NET EARNINGS (LOSS) BEFORE THE
FOLLOWING ITEMS	65,174	17,154	36,830	9,531	30,378	33,036	(12,363)	(11,774)	-	-	120,019	47,947
Dilution loss	-	-	-	-	-	-	-	-	-	-	(1,738)	(1,312)
Income taxes	-	-	-	-	-	-	-	-	-	-	(43,281)	(2,267)
Non controlling interest	(17,635)	(3,205)	(1,585)	-	(319)	(298)	-	-	-	-	(19,539)	(3,503)
NET EARNINGS (LOSS)	$47,539	$13,949	$35,245	$9,531	$30,059	$32,738	$(12,363)	$(11,774)	$-	$-	$55,461	$40,865

Segmented earnings for the three months ended September 30, 2004 and 2003
							Other Investments
	Wealth Management		Real Estate		Resources		and Corporate Costs		Intersegment			TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenues	$131,239	$83,340	$82,744	$30,341	$7,536	$6,728	$1,541	$4,424	$(714)	$(1,112)	$222,346	$123,721
Expenses	124,395	76,767	66,549	29,775	225	1,539	5,575	7,481	(714)	(1,112)	196,030	114,450
OPERATING EARNINGS (LOSS)	6,844	6,573	16,195	566	7,311	5,189	(4,034)	(3,057)	-	-	26,316	9,271
Equity earnings (loss)	-	-	3,064	2,647	(1,365)	(1,494)	208	58	-	-	1,907	1,211
Investment provision	-	-	-	-	-	-	-	-	-	-	-	-
NET EARNINGS (LOSS) BEFORE THE
FOLLOWING ITEMS	6,844	6,573	19,259	3,213	5,946	3,695	(3,826)	(2,999)	-	-	28,223	10,482
Dilution gain	-	-	-	-	-	-	-	-	-	-	78	318
Income taxes	-	-	-	-	-	-	-	-	-	-	(11,476)	(5,165)
Non controlling interest	(1,024)	(999)	(1,585)	-	160	(129)	-	-	-	-	(2,449)	(1,128)
NET EARNINGS (LOSS)	$5,820	$5,574	$17,674	$3,213	$6,106	$3,566	$(3,826)	$(2,999)	$-	$-	$14,376	$4,507

Segmented assets as at September 30, 2004 and December 31, 2003

							Other Investments
	Wealth Management		Real Estate		Resources		and Corporate Costs			TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Goodwill	$310,798	$320,512	$-	$-	$-	$-	$9,035	$9,035	$319,833	$329,547
Other Assets	838,702	840,860	312,007	296,911	142,299	105,231	151,131	162,052	1,444,139	1,405,054
TOTAL ASSETS	$1,149,500	$1,161,372	$312,007	$296,911	$142,299	$105,231	$160,166	$171,087	$1,763,972	$1,734,601

12.	FUTURE ACCOUNTING CHANGE
In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG 15"). Further information on this accounting change is provided in note 18 to the 2003 Audited Financial Statements. AcG 15 requires the consolidation of variable interest entities by the primary beneficiary as defined therein. The CICA has noted plans to make amendments to the scope, definitions and application guidance contained in AcG 15 which are expected to be effective on or after November 1, 2004. The Company will assess the impact of the amendments once the revised guideline is issued.

DUNDEE BANCORP INC.

13.	SUBSEQUENT EVENT
In October 2004, Dundee Realty acquired a 50% interest in the assets known as the Distillery Historic District ("Distillery"), a designated National Heritage site located in downtown Toronto. The aggregate purchase price for its 50% interest was approximately $18,000,000. The allocation of the purchase price to the underlying assets and liabilities acquired has not yet been determined, but will be allocated based on Dundee Realty’s interest in the estimated fair value of the assets and liabilities on the date of acquisition.

A lender has provided a $32,000,000 loan to the co-ownership against the assets of the Distillery and Dundee Realty has provided a guarantee as to $15,000,000 of that amount.

DUNDEE BANCORP INC.

EXECUTIVE  OFFICE

Scotia Plaza, 55th Floor

40 King Street West

Toronto, Ontario M5H 4A9

REGISTRAR  AND

TRANSFER   AGENT

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Toll Free: 1 (800) 564-6253

Fax: 1 (888) 453-0330

STOCK   LISTING

The Toronto Stock Exchange

STOCK  SYMBOL

DBC.A

www.dundeebancorp.com